Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment, including the potential impact of the Covid-19 pandemic on the markets in which the Company operates;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

 The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2020, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 30, 2021, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, and Eye-Net Mobile Ltd., an Israeli corporation.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged, through our subsidiaries, in the development of smart multi-spectral vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, and Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Our vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence, or AI, technology and advanced analytics.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
U.S. dollars in thousands	2021	2020
Payroll and related expenses	3,626	2,907
Subcontracted work and consulting	945	738
Rent and office maintenance	380	329
Travel expenses	-	54
Other, net	144	189
Total	5,095	4,217

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and conventions, and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

	Six months ended June 30,
U.S. dollars in thousands	2021	2020
Payroll and related expenses	733	402
Exhibitions, conventions and travel expenses	6	167
Consultants	169	57
Other	77	40
Total	985	666

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, service providers share-based compensation expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors’ fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
U.S. dollars in thousands	2021	2020
Payroll and related expenses	922	496
Share based payment to service providers	136	42
Professional services	561	444
Directors’ fees and insurance	280	173
Travel expenses	-	14
Rent and office maintenance	95	81
Other	24	44
Total	2,018	1,294

Comparison of the six months ended June 30, 2021 to the six months ended June 30, 2020.

Results of Operations

	Six months ended June 30,
U.S. dollars in thousands	2021	2020
Research and development expenses, net	5,095	4,217
Marketing and sales	985	666
General and administrative	2,018	1,294
Operating loss	8,098	6,177
Equity in net loss of affiliated companies	-	(1,344)
Financial income, net	(573)	(141)
Net loss	7,525	7,380
Loss attributable to holders of Ordinary Shares	7,525	7,380

Research and development expenses, net

Our research and development expenses, net for the six months ended June 30, 2021 amounted to approximately $5,095, representing an increase of approximately $878, or 20.8%, compared to approximately $4,217 for the six months ended June 30, 2020. The increase was primarily attributable to an increase of approximately $719 in payroll and related expenses (attributed mainly by an increase in share-based compensation expenses to employees, primarily derived from a one-time effect related to a modification of the extension period of employee’s options granted in prior periods) and an increase of $207 in subcontracted and consulting work, reflecting an increase in subcontractors and consultants providing us with research and development services.

Marketing and sales

Our marketing and sales expenses for the six months ended June 30, 2021 amounted to approximately $985, representing an increase of approximately $319, or 47.9%, compared to approximately $666 for the six months ended June 30, 2020. The increase was primarily attributable to an increase in salaries and related personnel expenses of approximately $331 and an increase in consulting services of approximately $112 offset by a decrease in exhibitions, conventions, and travel expenses of approximately $161 due to travel restrictions because of the Covid-19 pandemic.

General and administrative

Our general and administrative expenses totaled approximately $2,018 for the six months ended June 30, 2021, representing an increase of approximately $724, or 56%, compared to approximately $1,294 for the six months ended June 30, 2020. The increase was primarily attributable to an increase of approximately $426 in salaries and related personnel expenses (attributed mainly by an increase in share-based compensation expenses to employees, primarily derived from a one-time effect related to a modification of the extension period of employee’s options granted in prior periods), an increase of approximately $107 in directors' fees and insurance and to an increase of approximately $147 in professional services.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2021 was approximately $8,098, as compared to an operating loss of approximately $6,177 for the six months ended June 30, 2020, an increase of approximately $1,921, or 31.1%.

Financial income, net

Financial income, net primarily consists of interest received from bank deposits, exchange rate differences, revaluations, and bank fees.

Our financial income, net totaled approximately $573 for the six months ended June 30, 2021, compared to financial income, net of approximately $141 for the six months ended June 30, 2020. The increase is mainly attributed to an increase in interest received from bank deposits.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2021, totaled approximately $7,525, compared to approximately $7,380 for the six months ended June 30, 2020, an increase of approximately $145, or 2%.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report Form 6-K.

B.	Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2021, we have funded our operations principally with approximately $114.4 million from the issuance of our equity securities and exercise of warrants and options, net of issuance costs. As of June 30, 2021, we had approximately $52,345 in cash, cash equivalents, restricted cash and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
U.S. dollars in thousands	2021	2020
Operating activities	(5,764)	(5,777)
Investing activities	(23,357)	(1,837)
Financing activities	14,160	13,082
Effect of exchange rate changes on cash and cash equivalents	72	17
Net increase (decrease) in cash, cash equivalents and restricted cash	(14,889)	5,485

Operating Activities

Net cash used in operating activities of approximately $5,764 during the six months ended June 30, 2021, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $5,777 during the six months ended June 30, 2020, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $23,357 during the six months ended June 30, 2021, was primarily used in changes in short-term deposits of approximately $23,296.

Net cash used in investing activities of approximately $1,837 during the six months ended June 30, 2020, was primarily used in changes in short-term deposits of approximately $1,896, offset by proceeds from sales of marketable securities of approximately $68.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2021, consisted of approximately $14,160 of net proceeds from the issuance of Ordinary Shares, and proceeds from exercise of options and warrants.

Net cash provided by financing activities in the six months ended June 30, 2020, consisted of approximately $13,082 of net proceeds from the issuance of Ordinary Shares.

On April 30, 2020, pursuant to a registered direct offering of our American Depositary Shares, or ADSs, we issued to certain investors 5,300,000 ADSs (representing 26,500,000 Ordinary Shares) at a price of $0.50 per ADS, under an effective registration statement. The gross proceeds to us from the sale of the ADSs were approximately $2.65 million.

On May 10, 2020, pursuant to securities purchase agreements, we issued to certain accredited investors in a private placement 350,000 ADSs (representing 700,000 Ordinary Shares) at a price of $0.50 per ADS. The gross proceeds to us from the sale of the ADSs were approximately $0.35 million.

On May 19, 2020, pursuant to a registered direct offering of our ADS, we issued to certain investors 8,333,334 ADSs (representing 41,666,670 Ordinary Shares) at a price of $0.60 per ADS, under an effective registration statement. The gross proceeds to us from the sale of the ADSs were approximately $5 million.

On June 9, 2020, pursuant to securities purchase agreements, we issued to certain investors 6,400,000 ADSs (representing 32,000,000 Ordinary Shares) at a price of $1.00 per ADS, under an effective registration statement. The gross proceeds to us from the sale of the ADSs were approximately $6.4 million.

On October 2, 2020, we entered into a sales agreement with A.G.P./Alliance Global Partners pursuant to which we issued and sold, during the year ended December 31, 2020, an aggregate of 4,371,131 ADSs for aggregate gross proceeds of approximately $8.1 million.

On December 28, 2020, pursuant to securities purchase agreements with U.S. institutional investors and qualified Israeli investors, we sold an aggregate of 6,265,063 of our ADSs, representing 31,325,315 Ordinary Shares at a purchase price of $4.15 per ADS in a registered direct offering under an effective registration statement. The total gross proceeds to us from the registered direct offering was approximately $26 million.

On January 22, 2021, we entered into a subsequent sales agreement with A.G.P./Alliance Global Partners pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under such sales agreement. Through June 30, 2021, we have sold an aggregate of 1,378,344 ADSs for aggregate gross proceeds of approximately $14 million under such subsequent sales agreement.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity securities and warrants. We have incurred losses and generated negative cash flows from operations since July 2015. Since July 2015, we have not generated substantial revenue from the sale of products, and we expect to start generating revenues from sale of our products in the next few years.

As of June 30, 2021, our cash and cash equivalents, restricted cash and short-term bank deposits were approximately $52,345. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations until December 2024; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. This pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. We considered the impact of COVID-19 on our operations and determined that there were no material adverse impacts on our results of operations and financial position as of June 30, 2021. These estimates may change, as new events occur, and additional information is obtained.